FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For July 11, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                       No  X
                        ---                                      ---

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                               INDEX TO EXHIBITS
Item
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1.     Press Release dated July 7, 2002








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                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 11, 2002


                                         AERCO LIMITED


                                         By: /s/ Sean Brennan
                                            ------------------------------------
                                            Name:  Sean Brennan
                                            Title: Attorney-in-Fact


                                  Page 3 of 3
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                                                                         Item 1


                                                                   July 7, 2002

                                 AerCo Limited
                                 Press Release

     Patrick Dalton resigned as a Class E Note Director of AerCo Limited (the "Company") on June 28, 2002 upon his ceasing to be an employee of debis AirFinance Ireland plc. On July 3, 2002, debis AirFinance Ireland plc appointed John McMahon and Sean Brennan as Class E Note Directors of the Company.

     John McMahon has been working in the aviation industry for 15 years. He received a Bachelors degree in Engineering from the National University of Ireland in 1983 and has post-graduate qualifications in Accounting and Finance (Association of Chartered Certified Accountants), Management and Computer Modelling and Simulation (both University of Dublin). He started as consulting engineer in 1983 with Gibson O'Connor, joined Aer Lingus in 1986 where he became the Fleet Planning Manager, and joined GPA Group plc in 1990, where he worked as Director of GPA Capital and Director of GPA Japan for a total of four years. After taking over responsibility as VP Capital Markets with GECAS until end of 1995, John McMahon became member of the project team responsible for setting up debis AirFinance in 1995. Prior to his promotion to Managing Director of debis AirFinance in February 2000, he held the position of Senior Vice President Commercial and Business Development.

     Sean Brennan, Senior Vice President, Sales and Marketing, debis AirFinance, has been working in the aviation financial services industry for 18 years. A qualified lawyer, Sean Brennan worked for GPA Group plc from 1983-1993 in various operations-related roles and ultimately as Head of Contracts Management. From 1993 to 2000 he worked for GECAS where he was Senior Vice President, Contracts. He joined debis AirFinance in January 2001.

     Pursuant to the Company's articles of association, the Class E Noteholder, currently debis AirFinance Ireland plc, may appoint up to two Class E Note Directors provided that at all times Class E Note Directors must be a minority of the Company's directors. Pending the appointment of a replacement for Frederick Bradley, who resigned as Chairman and Director of the Company in October 2001, in order to preserve a majority of independent directors on the Board, the debis AirFinance Ireland representation on the Board had been reduced to one Director. Peter A. Sokell was subsequently appointed to succeed Mr. Bradley as an independent director. There are currently three independent directors, G. Adrian Robinson, the chairman, Kenneth N. Peters and Peter A. Sokell.


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     Any questions regarding this press release should be directed to Sean
Brennan at +353 61 723 612.







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